CONFIDENTIAL TREATMENT REQUESTED BY UNITED RENTALS, INC.

United Rentals, Inc.
100 First Stamford Place
Suite 700
Stamford, CT 06902
Telephone: 203 622 3131
Fax: 203 622 6080
unitedrentals.com
March 22, 2016
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
Attention:        John Cash
                        Branch Chief

RE:      United Rentals, Inc.
            United Rentals (North America), Inc.
            Forms 10-K for the year ended December 31, 2015
            Filed January 27, 2016
            File Nos. 1-14387 and 1-13663
Ladies and Gentlemen:
Set forth below are United Rentals Inc.’s (the “Company”) responses to the comment letter dated March 15, 2016 received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Staff’s comments have been restated below in their entirety. The Company’s responses follow each such comment.1
Form 10-K for the year ended December 31, 2015

Critical Accounting Policies, page 27

Evaluation of Goodwill Impairment, page 28

1. We note that at November 30, 2015 the fair value of the goodwill associated with the Pump Solutions reporting unit exceeded its carrying amount by only one percent. We further note your sensitivity analysis and your disclosure stating that minor changes to your assumptions could cause the Pump Solutions unit to fail the step one test. Please provide a more comprehensive discussion explaining the basis for the key assumptions you used to perform your impairment tests. In this regard, we note that the November 30, 2015 impairment test assumed earnings growth for the Pump Solutions reporting unit over the next three years while the economic environment surrounding the oil industry has been quite volatile and has negatively impacted Pump Solution’s results for the year ended December 31, 2015.

_______________

1.
Certain confidential portions of this letter have been omitted by means of redacting a portion of text. The Company is seeking confidential treatment of such confidential portions under Rule 83. This letter is being filed separately with the Commission without redactions in connection with such confidential treatment request. *[REDACTED]* denotes that text has been omitted and is the subject of a confidential treatment request.

CONFIDENTIAL TREATMENT REQUESTED BY UNITED RENTALS, INC.

Response

The Company acknowledges the Staff’s comment and notes that pricing and volume pressures associated with upstream oil and gas customers negatively impacted the Pump Solutions region's rental revenue in 2015. Key assumptions used to perform the goodwill impairment test for the Pump Solutions region at November 30, 2015 included:

•
Earnings growth projected to occur in *[REDACTED]* through *[REDACTED]* at an average annual growth rate of *[REDACTED]* percent, including the impact of the cold starts addressed in the reply to question 2 below; due to the cyclicality of our business, we assumed a recession in *[REDACTED]* for the impairment tests, with corresponding decreases in projected cash flows and earnings of *[REDACTED]* percent and *[REDACTED]* percent, respectively. The earnings projections reflect:

◦	A lower level of earnings growth expected from upstream oil and gas following the reduced 2015 actual results for Pump Solutions as a result of the oil and gas volatility; and

◦	Consistent earnings growth derived from industries outside of the oil and gas sectors;

•
EBITDA margins that reflect the reduced 2015 actual results, with a total margin improvement in *[REDACTED]* through *[REDACTED]* of *[REDACTED]* percentage points and a decline in EBITDA margin in *[REDACTED]* of *[REDACTED]* percentage points due to an assumed recession;

•	A terminal long term growth rate of *[REDACTED]* percent, which is based on estimated inflation of *[REDACTED]* percent plus estimated general growth in the economy of *[REDACTED]* percent; and

•	A discount rate of *[REDACTED]* percent, which included a company specific risk premium of approximately *[REDACTED]* percent to incorporate the impact of additional risk in the oil and gas sector.

Given the recent volatility in upstream oil and gas that negatively impacted 2015 results, most notably for our upstream customers, we adjusted the forecasts used in our goodwill impairment tests for the portion of our revenue mix expected to come from upstream oil and gas customers, and have applied reduced short term growth expectations as compared to previous forecasts on a lower revenue base for these customers. Lower actual revenues in 2015 and modified short term growth expectations from upstream oil and gas in our forecasts are the primary reasons for the Pump Solutions region’s fair value exceeding its carrying value by only 1 percent at November 30, 2015.

As reflected in the forecast assumptions above, the Company is committed to a strategy of driving growth in our Pump Solutions business beyond oil and gas. As discussed in the Form 10-K for the year ended December 31, 2015 ("2015 Form 10-K"), the Pump Solutions region is primarily comprised of locations acquired in the April 2014 National Pump acquisition, and was established upon the National Pump acquisition. At the time the acquisition was announced, we noted in our investor presentation and on associated calls that half of National Pump’s revenue mix at the time came from the upstream oil and gas sector, which was highly profitable and experienced high time utilization. We also identified growth beyond oil and gas as an important factor in our decision to purchase the National Pump business, and noted the following components of our strategy for National Pump:

•
Cross-selling in verticals where we had a strong presence, namely across our general rentals, trench safety and power and HVAC businesses, as well as with current National Pump customers that may not previously have been our customers. We identified little customer overlap between the businesses at that time;

•	Integrating pumps as part of a comprehensive equipment rental offering; and

•	Expanding into potential high margin markets outside of oil and gas, with a focus on industrial, municipal, utilities, mining and construction activities.

Consistent with the above strategy, since the acquisition of National Pump, the Company has:

•	Opened 16 new Pump Solutions branches through February 29, 2016, including 2 opened in 2016. All but 2 of these new branches directly support industries other than upstream oil and gas;

CONFIDENTIAL TREATMENT REQUESTED BY UNITED RENTALS, INC.

•
Converted certain pumps that were almost exclusively for use in the upstream oil markets to multi-use, solid handling pumps that can be used across multiple industries. We expect to continue such conversions in support of diversification beyond oil and gas;

•	Focused on cross-selling with our other reporting units across our national accounts; and

•
Experienced robust revenue growth across other verticals, with average growth rates since acquisition of 50 percent or better in municipal, downstream oil, and mining and construction. Outside of these verticals that experienced significant growth, the remaining Pump Solutions locations experienced an offsetting decrease in revenue across the same period due largely to the oil and gas volatility.

Because a portion of its revenue mix continues to be in the oil and gas sector, the Pump Solutions region continues to be exposed to oil and gas volatility. Our impairment test at November 30, 2015 reflected the portion of revenue we expect from oil and gas in the short term at a moderate growth rate which is reflective of current market conditions in upstream oil and gas, and also included our estimate of the growth we are beginning to experience, as noted above, in other verticals. The forecasts used in the impairment test also incorporated our continuing focus on diversifying our Pump Solutions business across these verticals, with associated higher growth rates than upstream oil and gas.

Based on our results through February 2016 and our forecast for the remainder of the year, we currently expect our 2016 results for the region to be consistent with the forecast included in our November 30, 2015 goodwill impairment test. As noted in our 2015 Form 10-K, the Company will continue to monitor the Pump Solutions reporting unit for impairment.

Results of Operations, page 31

2. Your disclosure states that you monitor the margin variances for the regions in the trench, power and pump segment and there isn’t a long history of the Pump Solutions region's rental margins. We further note that based on your discussion of the results of segment operations found on page 34, it appears that Pump Solutions had a significant negative impact on the reporting segment’s results. Please supplementally explain to us how you determined that aggregation of these reporting units was appropriate based on ASC 280- 10-50-11.

Response

The Company acknowledges the Staff’s comment and believes that its disclosures are consistent with the following guidance on segment disclosure objectives per ASC 280-10-10-1:

"The objective of requiring disclosures about segments of a public entity and related information is to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates to help users of financial statements do all of the following:
a. Better understand the public entity’s performance
b. Better assess its prospects for future net cash flows
c. Make more informed judgments about the public entity as a whole."

As detailed below, there are 4 primary components we considered in determining that these objectives were met, as follows (each numbered item is explained in detail in the corresponding section below):

1.	Investor's point of view

2.	Gross margin similarity

3.	Operational similarity

4.	Management approach

1.	Investor's point of view

CONFIDENTIAL TREATMENT REQUESTED BY UNITED RENTALS, INC.

We believe that our segment disclosures allow investors to make informed judgments about our business and that the business activities and economic performance over the long-term of the 3 regions in the trench, power and pump segment are similar and therefore investors would not derive any substantial additional benefit from reporting the regions separately. While there are currently significant margin variances, due in large part to recent oil and gas volatility, as discussed in more detail in the above reply to question 1, we believe that the long-term margins of the 3 regions in the trench, power and pump segment indicate similarity, as discussed in the gross margin similarity section below.

Our strategy for the trench, power and pump segment, as noted in our communications with our investors, is to provide customers across these 3 regions with a solutions-based business model which includes not only fleet rentals but also engineering and other proposed solutions as a complete customer service. The 3 regions in the trench, power and pump segment share a strategy that calls for:

•	Growing through cross-sell opportunities with each other and with the general rentals business, leveraging the Company’s existing customer base;

•	Expanding the segment’s footprint, primarily through cold starts in new locations;

•	Looking for bolt-on mergers and acquisitions that enhance the segment’s product offerings or existing footprint; and

•	Focusing on talent acquisition and development across the segment.

The discussion on operational similarity below addresses in detail why we believe that the regions are similar, and we believe that investors view the regions as a single group largely due to the solutions focus that our CEO Michael Kneeland addressed in our earnings call following the 2015 Form 10-K filing as follows ("specialty" is an alternate term we use for the products offered by the trench, power and pump segment):

•
“With regards to our specialty, think of specialty as not just the product, it’s really the solution. We’re trying to solve problems whether it be pump, how much fluid, what kind of distance, what type of fluid, what’s the velocity do you need and how often does it need to be recurring, singles for power, there's various sizes, and then also with HVAC whether it’s industrial cooling or whether it's something that you're doing for just air-conditioning. Each one is more of a solution than it is just the asset.”

2.	Gross margin similarity

The Pump Solutions region's projected future results were a key component in determining that aggregation of the applicable reporting units into the trench, power and pump segment was appropriate. The 2015 Form 10-K included a disclosure stating that the projected future results were included in our assessment of margin convergence. As discussed in the 2015 Form 10-K, the Pump Solutions region is primarily comprised of locations acquired in the April 2014 National Pump acquisition. The Pump Solutions region was established upon the National Pump acquisition and had a strong year in 2014 when its rental margin exceeded the combined margin of the other 2 regions in the trench, power and pump segment by approximately 15 percent, which was consistent with our expectations upon the National Pump acquisition. The region had a down year in 2015 when its rental margin was approximately 27 percent less than the combined margin of the other 2 regions in the trench, power and pump segment due in large part to the volume and pricing pressure associated with upstream oil and gas customers that was discussed throughout the 2015 Form 10-K. The Pump Solutions region's rental margin since the National Pump acquisition was approximately 6 percent less than the combined margin of the other 2 regions in the trench, power and pump segment, reflecting the strong performance in 2014 offset by the relative underperformance in 2015. Given the short history of the Pump Solutions region, the volatility of its results during its short history and the projected diversification outside of oil and gas discussed above in the reply to question 1, we do not believe that its historic results are indicative of its future results or of the extent to which it is economically similar to the other regions in the trench, power and pump segment. This approach is consistent with ASC 280-10-55-7A which states that:

CONFIDENTIAL TREATMENT REQUESTED BY UNITED RENTALS, INC.

“Operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated.”

The table below reflects the projected future rental margins and margin variances versus the other regions in the segment for each of the 3 regions in the trench, power and pump segment, as well as the projected cold starts for each region. Cold starts depress the region margins until the new locations mature. Once new locations have operated for a couple years, their margins are expected to increase to budgeted levels which contributes to the expected future convergence. The 2014/2015 cold starts are not reflected in the table below, but in 2014/2015, there were 3 cold starts in the Trench Safety region, the highest margin region in the segment, as compared to 9 and 14 cold starts, respectively, in the Power and HVAC and Pump Solutions regions. The higher number of 2014/2015 cold starts in the lower margin regions contributes to the noted margin variances until the newly opened locations’ margins mature.

	2016	2017	2018	2019	2020	2016-2020
Projected rental margin:
Trench Safety region
Power and HVAC region	*[REDACTED]*
Pump Solutions region
Projected rental margin variance:
Trench Safety region
Power and HVAC region	*[REDACTED]*
Pump Solutions region
Projected cold starts:
Trench Safety region
Power and HVAC region	*[REDACTED]*
Pump Solutions region

In the table above, each region was compared to the segment excluding that region (for example, the Trench Safety region was measured against the Power and HVAC and Pump Solutions regions). In a past reply to a comment letter with the Staff addressing the margin variances of the regions in our general rentals segment dated February 27, 2014, we indicated that we believed that 15 percent could be the more appropriate variance threshold for us given the cyclical nature of the construction industry as follows:

“Given the cyclical nature of the construction industry and the historic margin variances at our regions, we expect that there will always be regions with variances outside the 10 percent threshold though we expect that the largest variance with convergence could be in the 10 to 15 percent range. We also expect that the regions outside the 10 percent threshold will fluctuate (for example, as reported in the Form 10-Q for the quarter ended June 30, 2012, the high margin region for the five year period was the Northeast, while in the Form 10-K for fiscal year 2012, the high margin region was the South. These 2012 periods were used in this example because they were not impacted by a realignment). Because we expect convergence to within a 10 to 15 percent range, and because the regions that potentially fall outside the range can fluctuate from period to period, we do not believe that disaggregating any such regions would provide meaningful information to investors”.

While the above reply relates to our general rentals segment, we believe that the trench, power and pump segment is similarly impacted by the cyclical nature of the construction industry, and as such, believe that 15 percent is also a reasonable threshold for assessing convergence for the trench, power and pump segment. ASC 280 also does not prescribe a specific threshold for economic similarity. We believe that the projected margin variances above indicate future convergence for the following reasons:

CONFIDENTIAL TREATMENT REQUESTED BY UNITED RENTALS, INC.

•
The margin variances for the 2 regions with large variances (Trench Safety and Pump Solutions) decrease each year, and by 2020, the high variance is *[REDACTED]* percent. The margins converge to within 15 percent by *[REDACTED]*.

•
Oil and gas volatility impacted the Pump Solutions region's 2015 margins, and the projected margins incorporate the possibility of additional volatility and lower revenue expected from upstream oil and gas customers, offset in part by the impact of the diversification outside of oil and gas discussed above in the reply to question 1. The negative impact of oil and gas in 2015 contributes to higher margin variances in the earlier years. The 5 year forecast period agrees with the 5 year historic period we use for assessing long-term margins. For the Pump Solutions region, including the above forecast period and its history since it was established upon the National Pump acquisition in April 2014, we have considered 6.75 years in assessing its long-term margins. As disclosed in the 2015 Form 10-K, we monitor the regions’ margins on a quarterly basis, and for the Pump Solutions region we include both its history since inception and its projected margins in assessing margin similarity.

•
Including the Pump Solutions region's actual results since inception (1.75 years through December 31, 2015) and its projected results through 2018 results in a 4.75 year actual/projected period that approximates the 5 year period we use to assess long-term margins. For this actual/projected period, the Pump Solutions region's rental margin varies by approximately 15 percent from the other regions in the trench, power and pump segment. While we include the Pump Solutions region's history since inception and its projected margins in assessing margin similarity, we believe that, due to the volatility in its historic results and the projected diversification outside of oil and gas discussed above in the reply to question 1, the future periods above represent the most applicable period over which its margin similarity to the other regions in the trench, power and pump segment can be assessed.

•	Excluding the Pump Solutions region, which has experienced significant volatility in its short history, the 2020 variances are less than 10 percent for the Trench Safety and Power and HVAC regions.

•
The Trench Safety region's margin has largely matured (the 2020 forecasted margin reflects an increase of approximately *[REDACTED]* percent from 2015), while the Power and HVAC region's margin increases more significantly (the 2020 forecasted margin reflects an increase of approximately *[REDACTED]* percent from 2015) to get to within 10 percent of the Trench Safety region's margin by *[REDACTED]*. The larger variances in 2016 also reflect the impact of cold starts. In 2014/2015, there were more cold starts in the Power and HVAC and Pump Solutions regions, which depresses margins until the new locations mature.

•
By *[REDACTED]*, the Pump Solutions region's margin gets to within 15 percent of other regions, and by 2020, the variance is *[REDACTED]* percent. As noted above, the maturation of cold starts also contributes to the future convergence for the Pump Solutions region.

•	The diversification outside of oil and gas discussed above in the reply to question 1 should help convergence for the Pump Solutions region given oil and gas volatility.

In 2015, the Pump Solutions region's performance had a significant impact on the trench, power and pump segment’s results, and such impact was discussed throughout the 2015 Form 10-K. In the future, if a particular region significantly impacts a reporting segment's results, we would expect to make similar disclosures, even if we believed that the region's margin performance was not disruptive to our segment aggregation determination.

As disclosed in the 2015 Form 10-K, we monitor the regions’ margins on a quarterly basis. In future filings, we expect to continue to disclose the rationale for aggregating the regions consistent with the disclosure in the 2015 Form 10-K.

3.	Operational similarity

We also considered the aggregation criteria beyond the margins discussed above. ASC 280-10-50-11 addresses the segment aggregation criteria as follows:

CONFIDENTIAL TREATMENT REQUESTED BY UNITED RENTALS, INC.

“Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas (see paragraphs 280-10-55-7A through 55-7C and Example 2, Cases A and B [paragraphs 280-10-55-33 through 55-36]):
a.The nature of the products and services
b.The nature of the production processes
c.The type or class of customer for their products and services
d.The methods used to distribute their products or provide their services
e.If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”

Our assessment of similarity between the regions, excluding the margin variances discussed above, is as follows:

a. The nature of the products and services

•	The 2015 Form 10-K disclosure addressing the products offered by each region is as follows:

◦
“the Trench Safety region rents trench safety equipment such as trench shields, aluminum hydraulic shoring systems, slide rails, crossing plates, construction lasers and line testing equipment for underground work

◦
the Power and HVAC region rents power and HVAC equipment such as portable diesel generators, electrical distribution equipment, and temperature control equipment including heating and cooling equipment

◦	the Pump Solutions region rents pumps primarily used by energy and petrochemical customers”

•
While each region does offer distinct products, they are similar in that they each offer solutions (primarily engineering and training) beyond the equipment rented. An example of such a solution would be if a customer had a request based on his/her needs (for example, a certain level of ampage necessary for the Power business, a trench solution for a given project, a space that needs to be heated or cooled to a certain temperature, etc.) and then the applicable region figures out what the customer needs and provides the equipment, engineering and training necessary to solve the customer’s issue. Over 50 percent of each region’s rental revenue is solutions based (as opposed to just renting equipment). Our CEO's recent comments addressing the solutions focus are included in the investor's point of view discussion above.

b. The nature of the production processes

•	Our regions do not engage significantly in production, and there are no significant differences in production processes across regions.

c. The type or class of customer

•
As disclosed in the 2015 Form 10-K, the trench, power and pump segment’s customers include construction companies involved in infrastructure projects, municipalities and industrial companies. While the products/services offered by each region differ, their customers are generally similar.

d. The methods used to distribute products

•
The methods used to deliver our rental equipment, which are principally inside or outside hauling, are consistent across our regions, although the mix of inside/outside hauling can vary across the regions.

e. The nature of the regulatory environment

CONFIDENTIAL TREATMENT REQUESTED BY UNITED RENTALS, INC.

•
The regulatory environment is substantially similar across our regions. Regarding the overall economic environment in which our regions operate, each region is subject to similar competitive risks. For instance, each region generally competes with small, independent businesses, regional competitors, and public companies or divisions of public companies. Additionally, each region is subject to similar market risks, with demand for the products/services offered being cyclical and varying with the level of non-residential construction spending.

4.	Management approach

As discussed above, we believe that our segment disclosures allow investors to make informed judgments about our business. Additionally, we believe that our disclosures are consistent with the management approach addressed in ASC 280-10-05-3 as follows:

“A public entity could provide complete sets of financial statements that are disaggregated in several different ways, for example, by products and services, by geography, by legal entity, or by type of customer. However, it is not feasible to provide all of that information in every set of financial statements. The guidance in this Subtopic requires that general-purpose financial statements include selected information reported on a single basis of segmentation. The method for determining what information to report is referred to as the management approach. The management approach is based on the way that management organizes the segments within the public entity for making operating decisions and assessing performance. Consequently, the segments are evident from the structure of the public entity’s internal organization, and financial statement preparers should be able to provide the required information in a cost-effective and timely manner.”

Aggregation of the trench, power and pump regions is consistent with the “management approach” addressed above; that is, reporting on this basis is consistent with what is used internally when making operating decisions and assessing performance. The Corporate Monthly Operating Review (“MOR”) is a key tool used by our executive management team to assess performance. Our 3 trench, power and pump regions are managed by the same Senior Vice President. The MOR includes a Senior Vice President Review, which addresses the action plans for the trench, power and pump regions. Such action plans are used for “making operating decisions” consistent with the guidance on the management approach above.

In summary, we believe that the 3 trench, power and pump regions, each of which accounts for less than 10 percent of our total revenue, assets and profit, are economically similar in accordance with the above ASC 280 guidance, and that the continued aggregation of the 3 regions into the trench, power and pump segment is appropriate for the following reasons:

•	Each region’s customers are similar.

•	Each region is subject to similar competitive/market risks.

•	Each region offers distinct products, but each region is similar in that they all derive a significant portion of their revenues from providing solutions, as opposed to just renting equipment.

•	The aggregation of the 3 regions is consistent with the manner in which they are managed internally.

•
Margin convergence is expected. By 2020, the largest projected margin variance is *[REDACTED]* percent. In our past communications with the Staff, we have indicated that we believe 15 percent is a reasonable threshold for assessing convergence given the cyclical nature of the construction industry.

Segment Equipment Rentals Gross Profit, page 34

3. We note your disclosure on page 31, which indicates that in your general rentals segment there have historically been regions with margin variances over 10 percent. To the extent that any of your regions have margin variances greater than 10 percent in the future, please identify them in your discussion of segment results of operations and explain why such variances occurred.

Response

CONFIDENTIAL TREATMENT REQUESTED BY UNITED RENTALS, INC.

The Company acknowledges the Staff’s comment and notes that we condensed certain of our historic disclosures in our 2015 Form 10-K based on a disclosure effectiveness review of our Form 10-K. The general objectives of the review were to:

•	Disclose material information and eliminate immaterial information.

•	Eliminate redundancies and outdated information.

•	Make information easier to read to allow readers to make more informed decisions.

Our prior disclosure on the margin variances in our general rentals segment resulted in large part from a Staff comment letter dated October 27, 2009 and our Form 10-Q for the quarterly period ended September 30, 2009 was the first filing to include disclosures referencing particular regions with significant margin variances. The disclosure addressing the margin variances changed slightly over time due to changes in our business, and from 2012 through our Form 10-Q for the quarterly period ended September 30, 2015, the disclosure was substantially the same and addressed the particular regions with the highest and lowest margins over a 5 year period. The 5 year period through 2012 included the economic downturn in 2009 that impacted all our regions and contributed significantly to the margin variances between the regions.

For the 5 year period ended December 31, 2012, 4 of 12 regions had margin variances over 10 percent, and the largest such variance was 23 percent. For the 5 year period ended December 31, 2015, 1 of 9 regions had a margin variance over 10 percent, and such variance was 13 percent. We believe that we have operated in a more stable economic environment over the last 5 years, that the current margin variances support the expectation of margin convergence that has been addressed in prior Staff comment letters, and that our current disclosure which does not reference specific regions is appropriate given our current performance. As noted above in the reply to question 2, in prior Staff comment letters, we indicated that we believed that 15 percent could be the more appropriate variance threshold for us given the cyclical nature of the construction industry. For the 5 year period ended December 31, 2015, there was no general rentals region with a margin variance over 15 percent.

For the reasons documented above, we do not believe that providing an explanation of a margin variance for a single region with a margin variance that we consider reasonable and appropriate given the cyclical nature of the construction industry would be beneficial to the reader. We do believe that noting the number of regions with margin variances greater than 10 percent and the maximum such variance provides appropriate context regarding the margin variances we are currently experiencing. As noted in the above reply to question 2, we monitor the regions’ margins on a quarterly basis. We would modify our disclosure in the future if the margin variances changed significantly and merited increased disclosure.

CONFIDENTIAL TREATMENT REQUESTED BY UNITED RENTALS, INC.

****

In addition, in connection with our response to your comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments regarding our responses, please contact the undersigned at (203) 618-7103.

Sincerely,

/s/ WILLIAM B. PLUMMER
William B. Plummer
Executive Vice President and Chief Financial Officer

cc:     Mindy Hooker
Kevin Stertzel
Craig Pintoff
Jessica Graziano